taitweller.com

September 3, 2026

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Herzfeld Credit Income Fund, Inc. (“the Fund”) Commission File Number 811-06445

To whom it may concern:

We have received a copy of, and are in agreement with, the statements concerning our Firm being made by the Fund pursuant to Item 304(a) of Regulation S-K in its Form N-CSR to be filed on or about September 4, 2026, captioned “Changes in and Disagreements with Accountants for Open-End Management Investment Companies.”

We hereby consent to the filing of this letter as an exhibit to the foregoing report.

Sincerely,

Tait, Weller & Baker LLP

cc:	Zachary P. Richmond, Treasurer Herzfeld Credit Income Fund, Inc. 119 Washington Ave, Suite 405 Miami Beach, FL 33139